SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2003
                                          -------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)        Name of company                              AMVESCAP PLC

2)        Name of shareholder having a major interest


          AVIVA PLC and Morley Fund Management Limited (a subsidiary of AVIVA)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          REGISTERED HOLDERS                            NUMBER OF SHARES HELD
          BNY Norwich Union Nominees Ltd                7,081,436 (Material)     AVIVA and Morley
          BT Globenet Nominees Ltd                          6,300 (Material)     "      "      "
          Chase GA Group Nominees Ltd                  11,124,140 (Material)     "      "      "
          Chase Nominees Ltd                              671,615 (Material)     "      "      "
          CUIM Nominee Ltd                              5,229,066 (Material)     "      "      "
          RBSTB Nominees Ltd                              371,284 (Material)     "      "      "
          Hibernian Investment Managers Ltd                51,685 (Material)     AVIVA


5)        Number of shares/amount of stock acquired          2,954,137

6)        Percentage of issued class                         0.37%

7)        Number of shares/amount of stock disposed          -

8)        Percentage of issued class                         -

9)        Class of security                                  25P ORDINARY SHARES

10)       Date of transaction                                8 OCTOBER 2003

11)       Date company informed                              10 OCTOBER 2003

12)       Total holding following this notification          24,535,526 - AVIVA
                                                 (including 24,483,841 - Morley)

13)       Total percentage holding of issued class
          following this notification                        3.084% AVIVA
                                                             3.078% Morley

14)       Any additional information                         -

15)       Name of contact and telephone number for queries
               ANGELA TULLY
               TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification
               A. TULLY
               AMVESCAP PLC
               ASSISTANT COMPANY SECRETARY

          Date of Notification       10 OCTOBER 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 10 October, 2003                   By   /s/  ANGELA TULLY
     ----------------                       --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary